Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 62-I dated January 11, 2007	Term Sheet No. 1 to Product Supplement No. 62-I Registration Statement No. 333-130051 Dated January 12, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Contingent Interest Range Notes due July 31, 2009 Linked to the Common Stock of the following Energy Companies: Chevron Corporation, ConocoPhillips and Exxon Mobil Corporation

General

  The notes are designed for investors who seek a potentially higher interest rate than the current dividend yield on the Reference Stocks or than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to accept the risk of not receiving any interest payments over the term of notes and of forgoing dividend payments, while seeking full principal protection at maturity.
  Cash payment at maturity of principal plus accrued and unpaid interest, if any, as described below. However, the notes do not guarantee any interest over the term of the notes. Instead, if any Reference Stock has declined by more than its Downside Protection Amount or increased by more than its Upside Protection Amount on any single Observation Date, the rate of interest for the applicable monthly Interest Period will be zero and no interest will be paid on the Interest Payment Date relating to that Interest Period. This will be true even if the price of the Reference Stock never declined by more than its Downside Protection Amount and never increased by more than its Upside Protection Amount on any other business day during the applicable Interest Period.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 31, 2009†
  Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stocks:	The common stocks of Chevron Corporation, ConocoPhillips and Exxon Mobil Corporation (each such common stock, a “Reference Stock” and, together, the “Reference Stocks”).
Interest Rate:	10.25% (per annum)	If no Trigger Event occurs on the monthly Observation Date, this per annum interest rate is paid monthly on a 30/360 basis; or
	0%	If a Trigger Event occurs on the monthly Observation Date.
Trigger Event:

With respect to each Interest Period, a Trigger Event is deemed to have occurred when, on the monthly Observation Date for such Interest Period, the closing price of a Reference Stock has (i) declined, as compared to its Initial Share Price, by more than its Downside Protection Amount or (ii) increased, as compared to its Initial Share Price, by more than its Upside Protection Amount.

Interest Period:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Date:

Interest on the notes will be payable monthly on the last calendar day of each month (each such date, an “Interest Payment Date”), commencing on February 28, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, unless a Trigger Event occurs during the relevant Interest Period. See “Selected Purchase Considerations — Monthly Interest Payments” in this term sheet for more information.

Payment at Maturity:	At maturity you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus accrued and unpaid interest, if any.
Initial Share Price:

For each Reference Stock, the closing price of such Reference Stock on the Pricing Date. Please see “The Reference Stocks—Initial Share Prices, Upside Protection Amounts and Downside Protection Amounts” below for the Initial Share Price for each Reference Stock. The Initial Share Price is subject to adjustments and any Reference Stock issuer may be changed in certain circumstances. See “Description of Notes—Interest Payments” and “General Terms of Notes—Anti-dilution Adjustments” in the accompanying product supplement no. 62-I for further information about these adjustments.

Upside Protection Amount:

For each Reference Stock, an amount that represents 10% of the applicable Initial Share Price of such Reference Stock, subject to adjustments. Please see “The Reference Stocks—Initial Share Prices , Upside Protection Amounts and Downside Protection Amounts” below for the Upside Protection Amount for each Reference Stock.

Downside Protection Amount:

For each Reference Stock, an amount that represents 20% of the applicable Initial Share Price of such Reference Stock, subject to adjustments. Please see “The Reference Stocks—Initial Share Prices, Upside Protection Amount and Downside Protection Amounts” below for the Downside Protection Amount for each Reference Stock.

Maturity Date:	July 31, 2009†
Pricing Date:	On or about January 26, 2007
Settlement Date:	On or about January 31, 2007
Observation Date:	The third business day immediately preceding the last calendar day of each month, with the final Observation Date being July 28, 2009†
CUSIP:	48123JNT2
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Interest Payments” in the accompanying product supplement no. 62-I.

Investing in the Contingent Interest Range Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 62-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 62-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 62-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $25.00 per $1,000 principal amount note. The concessions of $25.00 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $35.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $60.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 62-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 12, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 62-I dated January 11, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 62-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 62-I dated January 11, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000114/e26017_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Reference Stocks. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  THE NOTES COULD POTENTIALLY OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — If no Trigger Event occurs during the term of the notes, the notes will pay 10.25% interest per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating.
  MONTHLY INTEREST PAYMENTS — If no Trigger Event occurs during an Interest Period, the notes offer monthly interest payments at 10.25% per year. If applicable, interest will be payable monthly in arrears on the last calendar day of each month (each such date, an “Interest Payment Date”), commencing February 28, 2007 up to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment, if any, due in March 2007 shall be payable on April 2, 2007.
  REFERENCE STOCKS — Each of the Reference Stocks is a company whose primary lines of business are directly associated with the energy industry. The Reference Stocks may be modified in the case of certain corporate events. See “General Terms of Notes — Anti-Dilution Adjustments — Reorganization Events” in the accompanying product supplement no. 62-I for further information.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 62-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us (and adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of the contingent payments on the notes), even though such yield may be different from the stated interest on the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. However, the Internal Revenue Service may disagree with this characterization and instead characterize the notes as “variable rate debt instruments” for U.S. federal income tax purposes, as described in “Certain U.S. Federal Income Tax Consequences — Notes with a Term of More Than One Year — Notes that are Treated as Variable Rate Debt Instruments” in the accompanying product supplement no. 62-I. In that event, interest paid on the notes will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting, and gain or loss realized on the sale, exchange or disposition of the notes will be capital gain or loss. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the final term sheet or pricing supplement for the notes, which we will file with the SEC. If the notes had

JPMorgan Structured Investments — Contingent Interest Range Notes Linked to the Common Stock of Chevron Corporation, ConocoPhillips and Exxon Mobil Corporation	TS-1
priced January 11, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 5.23%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.23%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Reference Stocks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 62-I dated January 11, 2007.

  THE AMOUNT OF INTEREST PAYABLE ON THE NOTES DURING ANY GIVEN INTEREST PERIOD, AND OVER THE TERM OF THE NOTES, IS UNCERTAIN AND COULD BE ZERO — During an Interest Period, no interest will accrue for the entire period if, on the Observation Date for that Interest Period, the closing price of a Reference Stock has (i) declined, as compared to its Initial Share Price, by more than its Downside Protection Amount or (ii) increased, as compared to its Initial Share Price, by more than its Upside Protection Amount. This will be true even if the price of the Reference Stock never increased by more than its Upside Protection Amount or never declined by more than its Downside Protection Amount on any other business day during the applicable Interest Period. Under these circumstances, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  DURING ONE OR MORE INTEREST PERIODS, AND OVER THE TERM OF THE NOTES, THE YIELD ON THE NOTES MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY — During the term of the notes, the notes will not bear any interest with respect to any Interest Period during which a Trigger Event is deemed to have occurred. As a result, if the closing price of a Reference Stock has increased above its Initial Share Price by more than its Upside Protection Amount or has decreased below its Initial Share Price by more than its Downside Protection Amount on the Observation Date for one or more Interest Periods during the term of the notes, the effective yield on the notes may be less than what would be payable on a conventional debt security of comparable maturity issued by us or an issuer with a comparable credit rating.
  THE NOTES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — At maturity, you will not receive more than the principal amount of your notes, plus any accrued and unpaid interest. Your total payment over the term of the notes may be lower than you would have received if you had invested in the Reference Stocks or contracts related to the Reference Stocks. If a Trigger Event occurs in every Interest Period, the notes will not pay any interest over the term of the notes.
  YOU ARE EXPOSED TO THE CLOSING PRICE RISK OF EACH REFERENCE STOCK — Your interest payments and return on the notes, if any, is not linked to a basket consisting of the Reference Stocks. Rather, you will receive set interest payments at a rate of 10.25% per annum only if all three Reference Stocks do not appreciate or depreciate by the applicable Upside Protection Amounts or Downside Protection Amounts, respectively. Strong or weak performance by any one of the Reference Stocks over the term of the notes may negatively affect your interest payments and will not be offset or mitigated by the performance by any of the other Reference Stocks. Your return on the notes should not be expected to match the performance of a direct investment in one or more of the Reference Stocks.
  THE REFERENCE STOCKS ARE CONCENTRATED IN A SINGLE INDUSTRY — Each of the Reference Stocks has been issued by companies whose primary lines of business are directly associated with the energy industry. Because the value of the notes is determined by the performance of each of the Reference Stocks, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the energy industry is significantly affected by a number of factors in general and local, national and worldwide economic conditions and energy prices as well as by weather conditions, natural disasters, supply disruptions, geopolitical events and other factors that may either offset or magnify each other, including:
    employment levels and job growth;
    worldwide and domestic supplies of, and demand for, crude oil, natural gas, natural gas liquids and refined products;
    the cost of exploring for, developing, producing, refining and marketing crude oil, natural gas, natural gas liquids and refined products;
    consumer confidence;
    changes in weather patterns and climatic changes;
    the ability of the members of Organization of Petroleum Exporting Countries and other producing nations to agree to and maintain production levels;
    the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere;
    the price and availability of alternative and competing fuels;
    domestic and foreign governmental regulations and taxes; and
    general economic conditions worldwide.

These factors or the absence of these factors could cause an improvement or downturn in the energy industry generally or regionally and could cause the value of one or more of the Reference Stocks to increase or decrease on any Observation Date.

JPMorgan Structured Investments — Contingent Interest Range Notes Linked to the Common Stock of Chevron Corporation, ConocoPhillips and Exxon Mobil Corporation	TS-2
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of a Reference Stock and the notes.
  NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this term sheet or in product supplement no. 62-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers’ public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. You should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In the course of this business, we or our affiliates may acquire non-public information about the issuers of the Reference Stocks or the Reference Stocks, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to one or more of the Reference Stock issuers, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stock issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCKS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the Reference Stocks and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 62-I.

JPMorgan Structured Investments — Contingent Interest Range Notes Linked to the Common Stock of Chevron Corporation, ConocoPhillips and Exxon Mobil Corporation	TS-3

Examples of Hypothetical Interest Payments for Each $1,000 Principal Amount Note

The following table illustrates hypothetical interest payments with respect to an Interest Period on a $1,000 investment in the notes, based on a range of hypothetical closing prices for Exxon Mobil Corporation on the Observation Date for such Interest Period. The table assumes that the closing prices of the other two Reference Stocks on such Observation Date had not increased, as compared to their respective Initial Share Prices, by more than their respective Upside Protection Amounts or had not decreased, as compared to their respective Initial Share Prices, by more than their respective Downside Protection Amounts. We make no representation or warranty as to the performance of any of the Reference Stocks over the term of the notes.

For this table of hypothetical payments at maturity, we have also assumed the following:

•	the Initial Share Price: $71.00	•	the Upside Protection Amount: $7.10
•	Interest: 10.25% per annum	•	the Downside Protection Amount: $14.20

Hypothetical closing price of the common stock of Exxon Mobil Corporation on the Observation Date for an Interest Period	Interest Payment for relevant Interest Period

$85.00	$0.00

$78.10	$8.54

$75.00	$8.54

$71.00	$8.54

$60.00	$8.54

$56.80	$8.54

$50.00	$0.00

The examples on the following page illustrate how the interest payment received with respect to an interest period set forth in the table above are calculated.

Example 1: On the Observation Date for the Interest Period, the closing price of Exxon Mobil was $78.10. Because, as of the Observation Date for the Interest Period, none of the Reference Stocks closed at a price which reflected an increase from their respective Initial Share Prices of more than their respective Upside Protection Amounts or at a price which reflected a decrease from their respective Initial Share Prices of more than their respective Downside Protection Amounts, you will receive an interest payment of $8.54 per $1,000 principal amount note with respect to that Interest Period.

Example 2: On the Observation Date for the Interest Period, the closing price of Exxon Mobil was $85.00. Because, as of the Observation Date for the Interest Period, at least one of the Reference Stocks closed at a price which reflected an increase from its Initial Share Price of more than its Upside Protection Amount, a Trigger Event has been deemed to occur and you will receive no interest with respect to that Interest Period.

Example 3: On the Observation Date for the Interest Period, the closing price of Exxon Mobil was $56.80. Because, as of the Observation Date for the Interest Period, none of the Reference Stocks closed at a price which reflected an increase from their respective Initial Share Prices of more than their respective Upside Protection Amounts or at a price which reflected a decrease from their respective Initial Share Prices of more than their respective Downside Protection Amounts, you will receive an interest payment of $8.54 per $1,000 principal amount note with respect to that interest Period.

Example 4: On the Observation Date for the Interest Period, the closing price of Exxon Mobil was $50.00. Because, as of the Observation Date for the Interest Period, at least one of the Reference Stocks closed at a price which reflected an decrease from its Initial Share Price of more than its Downside Protection Amount, a Trigger Event has been deemed to occur and you will receive no interest with respect to that Interest Period.

Regardless of the performance of the Reference Stocks or the interest payments you receive, at maturity, you will receive $1,000 for each $1,000 principal amount note.

The following table illustrates both the applicable interest rate based on the number of Interest Periods during which a Trigger Event is deemed to have occurred and how much in total interest a holder will receive for each $1,000 principal amount note, assuming 18 Interest Periods over the term of the notes:

Stated Interest Rate

	Number of Interest Periods during which a Trigger Event is deemed to have occurred	Applicable Interest Rate (annualized)	Total amount in interest payments received

10.25% per annum	0	10.25%	$153.75

10.25% per annum	5	7.40%	$111.04

10.25% per annum	10	4.56%	$68.33

10.25% per annum	15	1.71%	$25.62

10.25% per annum	18	0%	$0.00

JPMorgan Structured Investments — Contingent Interest Range Notes Linked to the Common Stock of Chevron Corporation, ConocoPhillips and Exxon Mobil Corporation	TS-4

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See “The Reference Stock” beginning on page PS-12 of the accompanying product supplement no. 62-I for more information.

Initial Share Prices, Upside Protection Amounts and Downside Protection Amounts

The table below sets forth the three issuers of the Reference Stocks, as well as the ticker symbol for each Reference Stock and the U.S. exchange on which each Reference Stock is listed.

The table below indicates the Initial Share Price, Upside Protection Amount and Downside Protection Amount for each Reference Stock, subject to adjustments.

Ticker Symbol	Issuer	Exchange	Initial Share Price	Upside Protection Amount	Downside Protection Amount

CVX	Chevron Corporation	NYSE
COP	ConocoPhillips	NYSE
XOM	Exxon Mobil Corporation	NYSE

Historical Information of the Reference Stocks

The graphs contained in this term sheet set forth the historical performance of each Reference Stock based on the weekly closing price (in U.S. dollars) of that Reference Stock from January 4, 2002 through January 5, 2007. We obtained the closing prices and other market information in this term sheet from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of each Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in any interest payments over the term of the notes. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Chevron Corporation (“Chevron”)

According to its publicly available filings with the SEC, Chevron’s principal business is energy. Chevron, through its U.S. and foreign subsidiaries and affiliates, is primarily engaged in petroleum and chemicals operations. Petroleum operations consist of exploring for, developing and producing crude oil and natural gas; refining crude oil into finished petroleum products; marketing crude oil, natural gas and the many products derived from petroleum; and transporting crude oil, natural gas and petroleum products by pipeline, marine vessel, motor equipment and rail car. Chemicals operations include the manufacture and marketing of commodity petrochemicals for industrial uses, and the manufacture and marketing of fuel and lubricating oil additives. In addition, Chevron is involved in mining operations of coal and other minerals, power generation and energy services.. The common stock of Chevron, par value $.75 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange in the accompanying product supplement no. 62-I. Chevron’s SEC file number is 001-00368.

Historical Information of the Common Stock of Chevron

The following graph sets forth the historical performance of the common stock of Chevron based on the weekly closing price (in U.S. dollars) of the common stock of Chevron from January 4, 2002 through January 5, 2007. The closing price of the common stock of Chevron on January 11, 2007 was $68.69.

JPMorgan Structured Investments — Contingent Interest Range Notes Linked to the Common Stock of Chevron Corporation, ConocoPhillips and Exxon Mobil Corporation	TS-5

ConocoPhillips (“ConocoPhillips”)

According to its publicly available filings with the SEC, ConocoPhillips’ principal business is energy. ConocoPhillips is an international, integrated energy company. ConocoPhillips has four core activities worldwide: petroleum exploration and production; petroleum refining, marketing, supply and transportation; natural gas gathering, processing and marketing; and chemicals and plastics production and distribution. In addition, ConocoPhillips has invested in several emerging businesses: fuels technology, gas-to-liquids, power generation and emerging technologies. The common stock of ConocoPhillips, par value $.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange in the accompanying product supplement no. 62-I. ConocoPhillips’ SEC file number is 001-32395.

Historical Information of the Common Stock of ConocoPhillips

The following graph sets forth the historical performance of the common stock of ConocoPhillips based on the weekly closing price (in U.S. dollars) of the common stock of ConocoPhillips from January 4, 2002 through January 5, 2007. The closing price of the common stock of ConocoPhillips on January 11, 2007 was $61.82.

Exxon Mobil Corporation (“Exxon Mobil”)

According to its publicly available filings with the SEC, Exxon Mobil’s principal business is energy, involving exploration for, and production of, crude oil and natural gas, manufacture of petroleum products and transportation and sale of crude oil, natural gas and petroleum products. Exxon Mobil is a major manufacturer and marketer of commodity petrochemicals, including olefins, aromatics, polyethylene and polypropylene plastics and a wide variety of specialty products. Exxon Mobil also has interest in electric power generation facilities. The common stock of Exxon Mobil, no par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange in the accompanying product supplement no. 62-I. Exxon Mobil’s SEC file number is 001-02256.

Historical Information of the Common Stock of Exxon Mobil

The following graph sets forth the historical performance of the common stock of Exxon Mobil based on the weekly closing price (in U.S. dollars) of the common stock of Exxon Mobil from January 4, 2002 through January 5, 2007. The closing price of the common stock of Exxon Mobil on January 11, 2007 was $70.98.

JPMorgan Structured Investments — Contingent Interest Range Notes Linked to the Common Stock of Chevron Corporation, ConocoPhillips and Exxon Mobil Corporation	TS-6